February 3, 2010

Via EDGAR

Securities And Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Energizer Holdings, Inc. Form 10-K for the fiscal year ended September 30, 2009

File No. 1-15401

Ladies and Gentlemen:

     Energizer Holdings, Inc. (the “Company” or “Energizer”) hereby submits the responses of the Company to comments received from the Staff of the Commission in a letter from Mr. Brian R. Cascio, dated January 26, 2010 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter.

      In connection with responding to the Comment Letter, the Company acknowledges that:
  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company further understands that the Division of Enforcement has access to all information that Energizer provides to the Staff of the Division of Corporation Finance in your review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.

Form 10-K for the fiscal year ended September 30, 2009

Item 9A Controls and Procedures

1.	We note that you refer to “disclosure controls and procedures” as defined in the Exchange Act but that your officers only concluded that disclosure controls and procedures were effective “and sufficient to ensure compliance with applicable laws and regulations regarding appropriate disclosure in the Annual Report, and that there were no material weaknesses in those disclosure controls and procedures.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

     Response to Comment #1

The Company acknowledges the Staff’s comment and is in agreement that the additional language following our officers’ conclusion as to the effectiveness of our disclosure controls and procedures is superfluous. We confirm that future filings will eliminate this additional language, and this change has been reflected in Item 4 - Controls and Procedures in the Company’s Report on Form 10-Q for the fiscal quarter ended December 31, 2009, which was filed with the Commission on January 29, 2010.

Signatures

2.	While we note that your report has been signed by the registrant, please include the second paragraph of the signatures page of Form 10-K and include by parenthetical disclosure who is signing in their capacity as principal executive officer, principal financial officer, controller or principal accounting officer. See General Instruction D to Form 10-K.

     Response to Comment #2

The Company acknowledges the Staff’s comment and confirms that future filings will include the second paragraph of the signatures page of Form 10-K and will include by parenthetical disclosure the specific capacities referred to in General Instruction D. As it relates to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009, we confirm that the three individuals holding the principal officer positions noted: Ward M. Klein, Principal Executive Officer, Daniel J. Sescleifer, Principal Financial Officer and John J. McColgan, Principal Accounting Officer, signed this Annual Report in their capacity as the designated principal officers, but the Company failed to include the parenthetical title disclosures.

Exhibit 13

     Management’s Discussion and Analysis of Results of Operations and Financial Condition

     Financial Results

3.	Regarding the VERO and RIF programs entered into in fiscal year 2009, in future filings please provide quantified disclosure of the expected cost savings from the plans and identify the period when you expect to first realize those benefits. For guidance on these MD&A disclosures, please refer to SAB Topic 5-P.

     Response to Comment #3

The Company acknowledges the Staff’s request for quantifiable disclosure of the expected cost savings from the Company’s recent voluntary enhanced retirement option (VERO) and reduction in force (RIF) programs including the timing of such savings. Please be advised that the Company has included a disclosure of this nature in its Quarterly Report on Form 10-Q for the three months ended December 31, 2009, filed with the Securities And Exchange Commission on January 29, 2010. The disclosure is included in Item 2 and 3. Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Quantitative Disclosures About Market Risk under the caption “Highlights / Operating Results”.

Note 2. Summary of Significant Accounting Policies

     Foreign Currency Translation

4.	We note the discussion of inflation trends and we see from the disclosures in Item 2 that you hold property in Venezuela, which has had recent cumulative three-year inflation in excess of 100%. Please provide us with your analysis under FASB ASC 830-10-45-11 and 12 in determining whether Venezuela is a highly inflationary economy.

     Response to Comment #4

The Company acknowledges the Staff’s comment and confirms that Energizer has business activities in Venezuela. We continue to monitor Venezuela in order to determine whether Venezuela is a highly inflationary economy. In the footnotes to our consolidated financial statements, which are included as part of Exhibit 13 to the Company’s Report on Form 10-K for the fiscal year ended September 30, 2009, filed with the Commission on November 25, 2009, the Company describes the criteria used in evaluating the inflation status of Venezuela. This may be found in Footnote #2 to the Consolidated Financial Statements, Summary of Significant Accounting Policies – “Foreign Currency Translation”.

As noted in the above referenced disclosure, which was included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2009, filed with the Commission on November 25, 2009, the Company is closely monitoring the inflation rate in one of our Latin American affiliates, which we confirm to the Staff is Venezuela, to determine if it meets the accounting definition of highly inflationary due to recent inflation trends. For this affiliate, we monitor a blended inflation index to measure three year inflation, which utilizes a government published Consumer Price Index (CPI) through December 31, 2007 and a more recently developed National Consumer Price Index (NCPI) beginning in January 2008. The CPI measurement was a more limited measure, while the NCPI attempts to capture inflation across the country as a whole. As of July 1, 2009, which is the beginning of the interim reporting period which ended on September 30, 2009, the Venezuela economy did not meet or exceed the 100% three year cumulative inflation measure using this blended inflation index approach.

However, using the blended inflation index approach noted above, Venezuela exceeded the 100% three year cumulative inflation measure in November 2009. As a result, the Company considers Venezuela to be highly inflationary for accounting purposes as of January 1, 2010, the beginning of our current reporting period. The Company has disclosed this status in its recently filed Report on Form 10-Q for the quarter ended December 31, 2009, filed with the Commission on January 29, 2010. See Item 2 and 3 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Quantitative Disclosures About Market Risk - “Recent Developments” regarding disclosures related to Venezuela including the status of highly inflationary accounting as of January 1, 2010.

Revenue Recognition

5.	Please tell us and revise future filings to clarify the types of promotions that you offer to consumers to promote the sale of products. Discuss the accounting literature that you used to support the recognition of these costs as a reduction of net sales at the time the promotional offer is made using estimated redemption and participation levels.

     Response to Comment #5

The Company acknowledges the Staff’s request for clarification on the types of promotions that are offered to consumers to promote the sale of products, which are treated as a reduction of net sales. This type of promotion is a consumer coupon or similar consumer rebate program, which entitle a consumer to receive a reduction in the price of a product by submitting a form or claim for a refund or rebate of a specified amount at the point of sale. The retailer (the Company’s customer) provides the refund or rebate, and passes the charge to the Company for reimbursement. The Company recognizes the cost of these specific consumer incentive programs at the time the coupons are issued using estimated redemption and participation levels, which have been established through extensive historical experience for similar programs.

The accounting literature supporting the recognition of these costs as a reduction of net sales is Topic 605-50-45-2 under the FASB Accounting Standards Codification. This guidance was formerly covered by EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). The codification guidance states the following:

“Cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement.”

It should be noted that the Company does not receive, nor will it receive, any identifiable benefits (goods or services) in exchange for the consideration that is given to consumers through the coupon / rebate programs.

In future filings, where Summary of Significant Accounting Policies – “Revenue Recognition” is included, the Company will clarify that the consumer promotions that are treated as a reduction of net sales are consumer coupons and similar consumer rebate programs.

     Note 18. Segment Information

6.	Please provide us with your analysis under FASB ASC 280-10-50 in determining that you only have two reportable segments.

     Response to Comment #6

The Company acknowledges the Staff’s comment and provides the attached analysis, incorporated as Exhibit 1 to this letter, regarding the determination of reportable segments. This analysis was developed in response to the Staff’s comment letter dated January 4, 2008 related to the Company’s Report on Form 10-K for the fiscal year ended September 30, 2007. In the January 4, 2008 letter, the Staff inquired as to the Company’s process for the determination of two reporting segments, requested a description of the information reviewed by the CODM for each of our products and businesses and asked how the Company applied the aggregation criteria in determining that the identified segments were properly aggregated.

As noted above, the analysis supporting the response to this previous inquiry is included as Exhibit 1. In summary, this analysis provides a historical perspective of how reportable segments for Energizer evolved over time, including changes resulting from recent acquisition activities. In addition, the response includes the factors used in the determination of two reportable segments, a description of the monthly financial information provided to the CODM and a statement regarding our approach to the aggregation criteria.

The Company confirms that the analysis and criteria provided in response to the Staff’s comment letter dated January 4, 2008, an attached as Exhibit 1, remains accurate and no changes have occurred that would require a change in the Company’s reportable segments under the accounting guidelines. The structure, management and reporting for our two operating segments, Household Products and Personal Care, remain as described in Exhibit 1. The monthly financial book provided to the CODM remains as described in the attached analysis. Finally, the Company continues to do business under two operating segments, Household Products and Personal Care, as these components of our Company are the activities in which we earn revenues, and whose operating results are regularly reviewed by the Energizer CEO. The Edge and Skintimate shave preparation brands, which were acquired in June 2009, were integrated into the Personal Care division, which is consistent with our acquisition strategy as noted in the analysis. Energizer has only two operating segments, which are also reportable segments. There remain no additional operating segments to aggregate.

*     *     *

If you have any questions regarding the above responses, please do not hesitate to contact the undersigned at 314-985-2000.

Very truly yours,

/s/ Daniel J. Sescleifer

Daniel J. Sescleifer, Chief Financial Officer

EXHIBIT 1

Source:	The information contained in this exhibit was extracted from the Company’s January 17, 2008 response to the Commission’s comment letter dated January 4, 2007 related to the review of the Company’s Form 10-K for the fiscal year ended September 30, 2007. The response below provides a historical perspective of the development of the Company’s reportable segments, a description of the financial information provided to the CODM and a summary of the Company’s application of the aggregation criteria under the applicable accounting guidance.

Form 10-K for the fiscal year ended September 30, 2007

Segment Results

4.	We note that beginning in the first fiscal quarter of 2008, because of the Playtex acquisition and subsequent realignment of management responsibilities, you will reduce your segments from three to two. In addition, through your acquisition of Playtex, you will expand into new markets and products, while continuing your battery and razor and blades operations. Please tell us the following:
  The realignment of management responsibilities after the Playtex acquisition and how you concluded that you will have only two reportable segments under SFAS 131.
  The specific financial information reviewed by your CODM for each of your products and businesses.
  How you applied the aggregation criteria in paragraph 17 of SFAS 131 and how you reviewed each of the criteria in that paragraph, including the requirement for similar economic characteristics, in determining that the identified segments were properly aggregated under SFAS 131. We note that some of the previously reported segments that will be aggregated such as North American and International Battery appear to have significantly different margins.
     Response to Comment #4

The Company acknowledges the Staff’s comment regarding reportable segments under SFAS 131 and provides the following chronology and support for the segment changes noted in the Annual Report on Form 10-K dated September 30, 2007.

After Energizer Holdings, Inc. (Energizer) acquired Schick Wilkinson Sword (SWS) in April 2003, the management structure consisted of three division Presidents reporting to the Energizer CEO (the “CODM”). These divisions were: 1) North America Battery; 2) International Battery; and 3) Razors and Blades (global).

In 2004, the President of the North America Battery Division became the President of a new Global Battery Division. At the same time, the President of the International Battery Division became the COO of Energizer and later CEO of Energizer. At that time, when the leadership of the global battery business was consolidated under one President, we considered the appropriateness of two versus three operating segments. However, given the history of internally reviewing the International and North America Battery businesses separately (at the Energizer CODM and Energizer Board of Directors level (the “Board”)), coupled with the specific backgrounds of the individual managers involved (i.e. North America Battery President had minimal international battery experience, while the new Energizer CEO had extensive experience in that area), a decision was made to continue reporting to the CEO and Board on a three segment basis, thus dictating three reportable segments for external reporting. From 2005 until the end of fiscal 2007, the management of Energizer’s battery business took on an increasingly global focus under the new Battery Division President, who is the segment manager under the guidance of paragraph 14 of SFAS 131. The subtotals of North America and International Battery continued to be reported, both internally and externally, but the distinction between the two became increasingly arbitrary as the management focus at the CEO and Board level evolved over this time to focusing on the strategies and profitability of the global battery business.

In July 2007, Energizer entered into an agreement to acquire Playtex. In the acquisition evaluation process, it was also decided that the Playtex business would be managed together with the SWS business, creating a new Personal Care Division. The President of the Razor and Blades Division became the President of the new Personal Care Division. He has primary operating responsibility for all of the SWS and Playtex businesses and is the segment manager under the guidance of paragraph 14 of SFAS 131. It is anticipated that future acquisitions related to personal care products would be managed by the Personal Care Division.

Simultaneously, the focus of the management of the battery business has increasingly included consideration of additional product lines which compete in the “household products” portion of the packaged consumer products industry, because such businesses are viewed as highly compatible with the battery, battery charger and lighting products currently marketed within the Battery Division. Any future acquisitions in the household product category are planned to be integrated into the existing Battery Division structure. As such, the Battery Division has been renamed the Household Products Division, as of October 1, 2007.

The Playtex acquisition was consummated on October 1, 2007. Thus Energizer will begin reporting Playtex results in its December 2007 quarter. In fiscal 2008, the financial package reported to the Energizer CEO and to the Board has been revised to focus the presentation on the Household Products and Personal Care Divisions. This is the only discrete financial data provided on a regular basis to the CODM. Subtotals of North America or International Battery results are no longer reported to the Energizer CEO and Board level in fiscal 2008 and beyond. In addition, Energizer will restate corresponding information for earlier periods under paragraph 34 of SFAS 131, unless it is impracticable to do so.

The monthly financial book provided to the CODM summarizes the consolidated Energizer results, as well as results for Household Products (HH) and Personal Care (PC). The book contains the following major sections:

1)	Consolidated information: includes a consolidated financial highlights, earnings statement, segment earnings statement, balance sheet and cash flow page. All earnings-based schedules present current month or quarter and year to date totals, with comparisons against prior year and budget. The segment earnings statement presents sales and segment earnings of the HH and PC divisions, along with non-segment expenses (corporate expense, interest, amortization of intangibles, etc), working down to earnings per share. The 5 pages in the consolidated section are the standard monthly book provided to the Board.

2)	Segment Financial Information: includes a segment earnings statement for HH and PC presenting gross sales, net sales, cost of goods sold, gross margin, advertising, promotion, and overhead costs, to arrive at segment profit.

The segment financial information section also includes directional information for approximately 70 countries/markets where either the HH or PC operating segment operates. These schedules present sales (in US$) on a year to date basis, versus the prior year, as well as a total gross margin percentage and year over year gross margin percentage point change. These schedules are provided to the CODM to provide context when assessing the overall performance of each operating segment. However, they are viewed by the CODM and the Company as directional only and not sufficient to provide a meaningful assessment of the performance of individual countries or areas of the global operating segment. As such, this does not meet the definition of an operating segment under paragraph 10 of SFAS 131, as it is not discrete financial information.

The segment financial information section also includes schedules with directional information about selected product lines within the operating segment. This schedule shows year to date sales units and dollars, percent increase or decrease in sales units and dollars versus the prior year, and sales dollar variances broken into volume, price/mix and currency exchange. These schedules also include a gross margin percentage and gross margin percentage point change versus the prior year for selected product lines. A total of eight HH and 21 PC product lines are reflected in these schedules. The information is directional in nature to provide a better understanding of the overall performance of the divisions. The CODM and Company believe this level of information is insufficient to allow for meaningful assessment of the performance of individual product lines. As such, this does not meet the definition of an operating segment under paragraph 10 of SFAS 131, as it is not discrete financial information.

3)	VEMP section: This section analyzes the business performance in the context of Volume, Exchange (currency) Mix and Price (VEMP). This analysis is presented for HH and PC, analyzing key financial subtotals from sales through segment profit. Such analysis is presented for the current month or quarter and year to date, vs comparable prior year period.

4)	Corporate Expenses: This section presents detailed information for general corporate expenses, share-based compensation costs, costs associated with most restructuring, integration or business realignment and amortization of acquired intangible assets. Financial items, such as interest income and expense are also included, as they are managed on a global basis at the corporate level.

5)	Balance Sheet Detail: This section presents a condensed balance sheet for the HH and PC Divisions along with a “corporate” balance sheet for items that are not allocated to the divisions. These three balance sheet categories are accumulated to a condensed, consolidated total Company balance sheet for the current month and the corresponding month in the prior year. In addition to the balance sheet, this section includes an analysis of working capital for the total Company as well as the HH and PC divisions.

6)	Capital: This section presents total capital expenditures classified into three categories – HH Production, PC Production and Non-Production. In addition, individual projects with total expenditures in excess of $1 million are summarized by project. The time periods presented include current month, year to date, year to go and total year for the current and prior year.

Household Products and Personal Care are the operating segments of Energizer, as these components of our Company are the activities in which we earn revenues, and whose operating results are regularly reviewed by the Energizer CEO and for which discrete financial information is available. Thus, Energizer has only two operating segments under the guidance of paragraph 10 of SFAS 131, which are also reportable segments, as of the quarter ended December 31, 2007, as they do not meet the aggregation criteria. There are no additional operating segments to aggregate under the guidance of paragraph 17 of SFAS 131.